Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Years ended December 31,
	2008	2007	2006	2005	2004
Earnings
Pre-tax income (loss) from continuing operations	$(1,068)	$658	$522	$(837)	$(1,148)
Minority interests in consolidated subsidiaries	34	6	1	11	62
Income from equity investees	(48)	(101)	(145)	(281)	(479)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (income) loss from equity investees	(1,082)	563	378	(1,107)	(1,565)

Fixed charges	972	1,074	1,354	1,441	1,743
Distributed income of equity investees	180	189	139	209	260
Capitalized interest	(45)	(51)	(45)	(45)	(41)
Preferred returns on consolidated subsidiaries	—	(6)	(1)	(11)	(76)

Total earnings available for fixed charges	$25	$1,769	$1,825	$487	$321

Fixed charges
Interest and debt expense	$959	$1,055	$1,340	$1,413	$1,640
Interest component of rent	13	13	13	17	27
Preferred returns on consolidated subsidiaries	—	6	1	11	76

Total fixed charges	$972	$1,074	$1,354	$1,441	$1,743

Ratio of earnings to fixed charges(1)	—	1.65	1.35	—	—

Fixed charges
Interest and debt expense	$959	$1,055	$1,340	$1,413	$1,640
Interest component of rent	13	13	13	17	27
Preferred returns on consolidated subsidiaries	—	6	1	11	76
Preferred stock dividend of parent	37	56	36	27	—

Total fixed charges and preferred stock dividend	$1,009	$1,130	$1,390	$1,468	$1,743

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	—	1.57	1.31	—	—

(1)	Earnings for the years ended December 31, 2008, 2005 and 2004 were inadequate to cover fixed charges by $947 million, $954 million and $1,422 million, respectively.

(2)	Earnings for the years ended December 31, 2008, 2005 and 2004 were inadequate to cover combined fixed charges and preferred stock dividends by $984 million, $981 million and $1,422 million, respectively.
  For purposes of computing these ratios, earnings means pre-tax income (loss) from continuing operations before:
•	minority interests in consolidated subsidiaries;

•	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;
     less:
•	capitalized interest; and

•	preferred returns on consolidated subsidiaries.
     Fixed charges means the sum of the following:
•	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement;

•	amortization of debt costs;

•	that portion of rental expense which we believe represents an interest factor; and

•	preferred stock dividends and preferred returns on consolidated subsidiaries.